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Exhibit 99.4

[XYRATEX GROUP LIMITED letterhead]

[            ], 2004

Dear Option Holder

Option Substitution

IMPORTANT: THE ENCLOSED DOCUMENTS REQUIRE YOUR URGENT ATTENTION AND ACTION

In the offer document that was sent to shareholders in August 2003 containing an offer made by Xtx Limited to acquire shares in Xyratex for cash, the Xyratex board of directors said that they did not foresee an opportunity for an initial public offering in the financial year ended 30 November 2003 and had no firm plans for an initial public offering. The directors did, however, say that they may seek to pursue an initial public offering in the future if market conditions permit.

Your Board has concluded that the time is now right for an initial public offering and intends to seek a listing on the Nasdaq National Market. Your Board believes the Nasdaq National Market is the most appropriate stock market for shares in Xyratex, a global technology business, to be listed given that most of its peer companies are located in the United States and many are listed on Nasdaq. To facilitate the Nasdaq listing, immediately before the closing of the IPO, we plan to complete a scheme of arrangement in which Xyratex Ltd, a Bermuda company, will become the parent company of our business and the issued shares in Xyratex Group Limited will be cancelled in consideration of the issue of common shares of Xyratex Ltd to the former shareholders of Xyratex Group Limited.

You hold an option granted under our U.S. stock option plan to purchase class A preferred ordinary shares of Xyratex Group Limited. We are offering to grant you a new option to purchase Xyratex Ltd common shares in substitution for your existing option to purchase class A preferred ordinary shares of Xyratex Group Limited. We are making the offer so that you will be able to acquire shares that we expect will be quoted on the Nasdaq National Market and for which we expect there will be a public market. If you accept the offer, your existing option will be cancelled and we will grant your new option to purchase Xyratex Ltd common shares at the time that Xyratex Ltd becomes our parent company.

Your new Xyratex Ltd option will entitle you to purchase a number of common shares equal to the number of Xyratex Group Limited class A preferred ordinary shares subject to the existing Xyratex Group Limited option that it replaces multiplied by 1.036378, less any fractional share. The new option will have an exercise price economically equivalent to, and the same vesting schedule and expiration date as, the existing option that it replaces. Except for certain unvested options granted after April 1, 2004, all outstanding options under our U.S. stock option plan are now exercisable in full. The other terms of the new Xyratex Ltd option will be substantially the same as those of the existing Xyratex Group Limited option that it replaces.

We are enclosing the following documents that relate to the option substitution offer:

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  Two copies of an Option Substitution Agreement that you may use to accept the substitution offer, to which we have attached as exhibits: a copy of your existing option agreement and any amendment; the form of your new option agreement; the new Xyratex Ltd stock option plan under which your substitute option will be granted; and, if you hold an incentive stock option, a copy of the Xyratex Group Limited 2000 Plan under which that option was granted; and

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  A prospectus that explains the option substitution offer, the reasons for the offer, the terms of the Option Substitution Agreement, the consequences of not accepting the offer and the terms of the new option you will receive if you accept the offer.

If you decide to accept the option substitution offer, you should:

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  return one copy of the Option Substitution Agreement signed by you and, if you are married, your spouse so as to be received by mail or (during normal business hours only) by hand at Shareholder Services, Xyratex Ltd, Langstone Road, Havant, Hampshire PO9 1SA, United Kingdom no later than 3:00 pm (London time) on [............], 2004; and

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  at the same time or as soon afterward as possible, return to the same address your signed, original existing option agreement and any amendment.

To be sure that your substitute option will be granted at the time that Xyratex Ltd becomes our parent company, please return your signed Option Substitution Agreement no later than [            ], 2004. We will not accept any Option Substitution Agreement received after the time that Xyratex Ltd becomes our parent company.

As provided in the Option Substitution Agreement, Steve Barber or Richard Pearce (each an executive officer of Xyratex Group Limited) will act as your attorney-in-fact to deliver your existing option agreement for cancellation at the time that your substitute Xyratex Ltd option is granted. Xyratex Ltd will not be obligated to deliver your substitute Xyratex Ltd option until your existing option agreement and any amendment have been returned for cancellation.

If you hold more than one option, we are providing a separate option substitution agreement and set of documents for each option. Recital A of each option substitution agreement specifies the option to which it relates. You must take the actions described above for each offer that you decide to accept.

If you have any questions about the option substitution offer or require any assistance in following the instructions for accepting the offer, please contact David Bradley at Xyratex Group Limited by telephone at 011 44 23 9249 6327 or by email at David_Bradley@xyratex.com.

Your Board believes that the IPO will be beneficial to shareholders and to option holders. Our current plan is to commence the IPO in June. However, the actual timing will be highly dependent on the financial markets, among other factors.

Thank you for your continued support.

Yours sincerely

Ken Wilkie
Chairman

A registration statement (the "IPO Registration Statement") relating to the common shares of Xyratex Ltd to be sold in the Initial Public Offering and a registration statement (the "Option Substitution Registration Statement") relating to Xyratex Ltd options to be substituted for existing Xyratex Group Limited options have been filed with the Securities and Exchange Commission but have not yet become effective. The Xyratex Ltd common shares may not be sold nor may offers to buy be accepted prior to the time the IPO Registration Statement becomes effective and the Xyratex Ltd options may not be substituted nor may offers to substitute be accepted prior to the time the Option Substitution Registration Statement becomes effective. This document shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of, the Xyratex Ltd common shares in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offer to accept the substitution of Xyratex Ltd options for Xyratex Group Limited options can be accepted and no part of the consideration can be received until the Option Registration Statement has become effective, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time prior to notice of its acceptance given after the effective date. An indication of interest in response to this document will involve no obligation or commitment of any kind.

A copy of the prospectus included in the Option Substitution Registration Statement is enclosed. A copy of the prospectus included in the IPO Registration Statement is attached as an annex to the option substitution prospectus.

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  Exhibit 99.4